02015730

SUPPL

Tel no: 27 12 307-4476
Fax no: 27 12 307-4222

ISCOR

Iscor Limited
Roger Dyason Road
Pretoria West
PO Box 450
Pretoria, 0001
South Africa
Tel (012) 307 3000
Fax (012) 326 4721
(012) 323 3400

2002-02-08

The Manager
Securities and Exchange Commission
450 Fifth Street NW
WASHINGTON DC 20549

Attention: Rule 12g3-2(b) Submissions

Sir

ISCOR LIMITED (FILE NUMBER 82-3826)
INTERIM RESULTS FOR THE SIX MONTHS ENDED
31 DECEMBER 2001 AND PRESS RELEASE DATED 2002-02-07

Herewith our interim results for the six months ended 31 December 2001 as well as a press release dated 2002-02-07.

Yours faithfully

WP GEYER
MANAGER
FINANCIAL & MANAGEMENT ACCOUNTING

3/14

File no: 82-3826 **ISCOR LIMITED**

News Release

7 February 2002

Iscor Lifts Profits Significantly

- **Operating profit up 137%**
- **Strong operating cash flow**
- **Saldanha turnaround on target**

Iscor Limited, South Africa's leading steel manufacturer, today reported a 137% increase in operating profit for the first six months of the year in the first financial results published by the company since its unbundling in November last year.

Chief Executive, Louis van Niekerk said that the company's financial performance was particularly pleasing since it was achieved in a tough market environment where international steel prices remain at a 30-year low because of global overcapacity.

"These results reflect the benefits of Iscor's comprehensive re-engineering process over the last five years and our ongoing continuous improvement programmes which have made the company one of the world's lowest cash cost producer's of steel."

Van Niekerk said the results were also supported by stronger domestic demand of some 17% and the benefits of a weakening currency, much of which will flow through only in the second half of the financial year.

While revenue increased by 23% from R5,23 billion to R6,44 billion, operating profit jumped sharply from R311 million to R738 million (137%) for the six month period and included the benefits of the iron ore rights which the company now owns.

Headline earnings of R107 million showed a very significant improvement from last year's loss of R97 million over the same period. Resultant cash flow was strong, primarily as a result of very tight control over capital expenditure, working capital and sizeable improvements in operational cash flow.

Van Niekerk said that although Saldanha showed a profit in December, it posted a loss of R263 million for the period, however the cost saving and efficiency initiatives at the west coast steel mill are on track and that improved monthly production capacity was running at 90% during the last quarter. He said that the focus of the mill will be on the successful Corex refractory repair.

"While there continues to be uncertainty about the sustainability of the current market conditions, the general consensus is that the cycle has bottomed. For our part, we will continue to focus our attention on managing cost and efficiency initiatives which will leverage the company's full earnings potential," said Van Niekerk.

...2

File no: 82.3826.

SUMMARY			
Iscor Interim Results		**Six month ended 31 December**	
		2001	**2000**
Group Income Statement			
Revenue	Rm	6 446	5 233
Net operating profit	Rm	738	311
Headline earnings/(loss)	Rm	107	(97)
Headline earnings/(loss) per share	Cents	38,8	(37,6)
Group Cash Flow			
Net Cash flows from operations	Rm	1 294	577
Capital expenditure	Rm	271	382
Investment in Saldanha Steel	Rm	228	600
Net cash inflow/(outflow)	Rm	1 788	(359)
Group Balance Sheet			
Shareholders' funds	Rm	8 085	6 897
Total assets	Rm	19 040	11 931
Net worth per share	Cents	2 769	2 673
Net Debt	Rm	2 318	741
Debt equity ratio	%	29	11

ends

Contact: **MP Kalam**
Corporate Affairs Executive
Tel: 012 307 4042
Fax: 012 307 3149

Iscor Ltd File no: 82-3826.

INTERIM FINANCIAL RESULTS

for the six months ended 31 December 2001

ISCOR

Δ Operating profit up 137% Δ Strong operating cash flow Δ Saldanha turnaround on target







COMMENTS

GROUP RESULTS

The Group results for the six months ended 31 December 2001 reflect the financial information of Iscor Limited after unbundling the mining assets (other than an undivided share of the mining rights in the Sishen iron ore mine) effective 1 July 2001 and the restructuring of Saldanha Steel, effective 28 November 2001.

The results for the steel operations include:

- the Sishen iron ore usage at cost plus a management fee as from 1 July 2001
- Saldanha Steel's results 50% equity accounted up to 27 November 2001 and thereafter consolidated as a wholly-owned operation.

To facilitate comparison with previously published results:

- the comparative periods exclude the mining operations; and
- the benefit to the steel operation for retaining the interest in the Sishen mining rights from 1 July is shown separately in the segment results.

For the six months the Group posted much improved operating results compared to the same period last year. Revenue increased by 23% while net operating profit of R566 million (excluding the iron ore procurement benefit) improved by 82%. Including the iron ore procurement benefit, net operating profit increased by 137% to R738 million. The second quarter showed a significant improvement on the first quarter's results.

Headline earnings for the six months of R107 million (39 cents per share) showed a significant improvement on last year's loss of R97 million (38 cents per share).

Attributable profit for the period included net exceptional items of R275 million:

- surplus on sale of certain mining assets as part of the unbundling — R363 million
- surplus on sale of housing portfolio — R21 million
- provision for restructuring costs at Vanderbijlpark Works, after tax — (R109 million)

Operational cash flow was strong but net debt increased from the R1 183 million at 30 June 2001 to R2 318 million at 31 December 2001 as a result of the takeover of 50% of Saldanha Steel's debt. The scheduled rights issue during March/April 2002 should reduce the net debt by year-end to a level of less than the R1,8 billion indicated in the unbundling revised listing circular.

SEGMENT RESULTS

	Quarter ended 31 December 2001 Rm	Quarter ended 30 September 2001 Rm	Six months ended 31 December 2001 Rm	Six months ended 31 December 2000 Rm	Year ended 30 June 2001 Rm
REVENUE					
Flat Steel Products					
– Vanderbijlpark	2 027	1 864	3 891	3 343	6 859
– Saldanha Steel*	245	–	245	–	
Long Steel Products	1 016	1 063	2 079	1 725	3 655
Suprachem	164	141	305	225	465
Other	94	79	173	147	339
Intra Group	(131)	(116)	(247)	(207)	(435)
Total	3 415	3 031	6 446	5 233	10 883
NET OPERATING PROFIT					
Flat Steel Products					
– Vanderbijlpark	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

GROUP INCOME STATEMENT

	Six months ended 31 December 2001 Unaudited Rm	Six months ended 31 December 2000 Unaudited Iscor excluding Mining Operations Rm	Year ended 30 June 2001 Unaudited Iscor excluding Mining Operations Rm	Year ended 30 June 2001 Audited Iscor including Mining Operations Rm
Revenue	6 446	5 233	10 883	15 115
Operating expenses	5 708	4 922	10 274	13 611
Net operating profit	738	311	609	1 504
Net financing costs	(147)	(97)	(188)	(459)
Net loss from equity accounted investments before taxation (note 1)	(245)	(338)	(703)	(567)
Exceptional items (note 2)	228	25	(29)	43
Impairment charge			(1 500)	(1 500)
Goodwill amortisation				(27)
Profit/(loss) before taxation (note 3)	574	(99)	(1 811)	(1 006)
Taxation	(191)	28	482	282
Profit/(loss) from ordinary activities	383	(71)	(1 329)	(724)
Minority interest	(1)	(1)	(1)	(1)
Profit/(loss) attributable to ordinary shareholders	382	(72)	(1 330)	(725)
Adjusted for:				
– Exceptional items (note 2)	(228)	(25)	29	(43)
– Share of Saldanha Steel's impairment charge			1 500	1 500
– Share of associates' goodwill amortisation				40
– Share of associates' exceptional items				(14)
– Goodwill amortisation				27
– Net deficit on disposal or scrapping of property, plant and equipment			42	245
– Taxation on adjustments	(47)		(404)	(465)
Headline earnings/(loss)	107	(97)	(163)	565
Ordinary shares (million)				
– in issue	292	258	272	272
– weighted average number of shares	276	258	262	262
– diluted weighted average number of shares	277	269	262	262
Attributable earnings/(loss) per share (cents)				
– basic	138,4	(27,9)	(507,6)	(276,7)
– diluted	137,9	(26,8)	(507,6)	(276,7)
Headline earnings/(loss) per share (cents)				
– basic	38,8	(37,6)	(62,2)	215,6
– diluted	38,6	(36,1)	(62,2)	215,6

GROUP BALANCE SHEET

GROUP CASH FLOW STATEMENT

	Six months ended 31 December 2001 Unaudited Rm	Six months ended 31 December 2000 Unaudited Iscor excluding Mining Operations Rm	Year ended 30 June 2001 Unaudited Iscor excluding Mining Operations Rm	Year ended 30 June 2001 Audited Iscor including Mining Operations Rm
Net cash flows from operations	1 294	577	1 028	1 754
Proceeds on disposal of assets				
– sale of 40% of Heavy Minerals Project	363			
– other	40	46	92	144
Net cash used in investing activities				
– capital expenditure	(271)	(382)	(901)	(2 198)
– investments in joint ventures and associates	(228)	(600)	(1 153)	(1 086)
– other	590			(115)
Net cash inflow/(outflow)	1 788	(359)	(934)	(1 501)
Adjustments to movement in net debt				
– unbundling adjustments to net debt		489	527	
– derivative instrument against interest-bearing borrowings		(95)		(95)
– takeover of Saldanha Steel loans at hedged value	(2 923)			
(Increase)/decrease in net debt	(1 135)	35	(407)	(1 596)

NOTES TO THE FINANCIAL STATEMENTS

	Six months ended 31 December 2001 Unaudited Rm	Six months ended 31 December 2000 Unaudited Iscor excluding Mining Operations Rm	Year ended 30 June 2001 Unaudited Iscor excluding Mining Operations Rm	Year ended 30 June 2001 Audited Iscor including Mining Operations Rm
Note 1				
Net loss from equity accounted investments before taxation				
– Saldanha	(288)	(358)	(751)	(751)
– Other	43	20	48	184
	(245)	(338)	(703)	(567)
Note 2				
Exceptional items				

...r Products					
...rbijlpark	230	50	220	285	460
...nha Steel*	22		22		
...eel Products	149	83	232	41	159
...hem	47	15	62	29	67
	–	8	8	8	25
...costs	(24)	(12)	(38)	(52)	(102)
...fore iron ore ...ent	424	144	566	311	609
...e procurement benefit**	172		172		
	596	144	738	311	609

...month only
...period July – December 2001

...T STEEL PRODUCTS

...rbijlpark

...rease in revenue and net operating profit for the second quarter was driven by strong domestic demand, the ...ing of the currency and cost savings.

...six months net operating profit was 2% below the comparative period. Although local sales were 10% higher, and ...hange rate weaker (the average rate realised on exports was R9,27/USD as against R6,96/USD the previous period), ...s offset by lower dollar prices.

...ijlpark has now come to the end of its major re-engineering programme with manning levels around 7 000. The ...ge of the restructuring resulted in a once-off charge of R156 million (R109 million after taxation) included in ...onal items. The savings before taxation generated through this action will be some R54 million for the second half ...0 million for a full financial year.

...nha Steel

...lts for the six-month period were made up as follows:

	Five months ended November 2001 Rm	Month of December 2001 Rm	Six months ended December 2001 Rm	Six months ended December 2000 Rm
...ng (loss)/profit	(263)	22	(241)	(297)
...ng cost	(313)	–	(313)	(418)
	–	–	–	210
...s)/profit	(576)	22	(554)	(505)
...hare of (loss)/profit	(288)	22	(266)	(253)
...ercentage share	50%	100%		50%

...ed coil production volumes for the six months increased by 17% over the previous period and averaged nearly 90% ...city for the second quarter. Sales volumes were also up strongly in the second quarter with further high levels of ...hes in January 2002. The very low level of international prices offset the benefits of the weaker exchange rate.

...operating profit of R22 million for December was positively influenced by currency revaluations of inventories and ...les at 31 December 2001, totalling some R55 million.

...first five months 50% of the net loss was equity accounted and the December profit fully consolidated. The total ...s taken over by the IDC and Iscor on 27 November 2001. There was no tax relief for the period as the full deferred ...ision was utilised against the impairment charge raised at the end of the previous financial year.

...ogress is being made with driving down costs and improving throughput and efficiencies.

...week reline of the Corex liquid iron plant will take place during the last quarter of the financial year. The loss in ...ion and slightly lower prices expected will prevent any improvement in the second-half results but these should ... considerably after the Corex reline.

...G STEEL PRODUCTS

...standing the decrease in sales during the second quarter of 14% as a result of the traditional closure of operations ...mers during December, net operating profit increased by 80% due to the impact of the weakening of the exchange ...export revenue as well as stronger domestic prices.

...rating profit for the first half of the financial year of R232 million was significantly higher than last year's first-half ...f R41 million as a result of a substantial improvement in domestic demand, additional benefits derived from ...ous improvement initiatives and the impact of the weaker exchange rate.

...RACHEM

...em distils and refines crude tar, which is a by-product of Iscor's coke production, and manufactures market coke ...chrome producers from coke oven batteries no longer used by Iscor.

...ating profit for the half year of R62 million more than doubled compared to last year due to the weakening of the ...e rate which impacted positively on pitch and market coke prices. Market coke volumes were also higher due to ...ive results of the rebuild programme on the Vanderbijlpark coke battery operated by Suprachem.

...M BUSINESS ASSISTANCE AGREEMENT

...ral meeting held on 15 January 2002, shareholders approved a three-year business assistance agreement with steel ... LNM Holdings N.V., the world's fourth largest steel producer.

...ement is a performance-based deal in terms of which LNM will provide business, technical, purchasing and ...g assistance to Iscor over the next three years in exchange for between 5% and 10% of Iscor's issued capital after ...s offer provided that sustainable cost savings of between R350 million and R700 million per annum are achieved.

...TLOOK

...om Iscor's established operations should continue to improve during the second half. Saldanha Steel, however, ...nue to impact negatively on profits and cash flow until the Corex reline is completed and international hot-rolled ...s improve from the current low levels. Interest charges will run at a higher level until the proceeds of the rights ... received during April. Overall, headline earnings should improve in the second half.

...f of the Board

...Niekerk
...cutive Officer)

M Macdonald
(Executive Director, Finance)

...y 2002

GROUP BALANCE SHEET

	At 31 December 2001 Unaudited Rm	At 31 December 2000 Unaudited Iscor excluding Mining Operations Rm	At 30 June 2001 Unaudited Iscor excluding Mining Operations Rm	At 30 June 2001 Audited Iscor including Mining Operations Rm
ASSETS				
Non-current assets				
Property, plant and equipment	10 782	5 084	5 302	9 668
Intangible assets	36			
Goodwill				47
Investments in associates and joint ventures (note 4)				
-listed				804
-unlisted	496	188	301	307
Other financial assets	18	36	114	408
Derivative instruments against interest-bearing borrowings	2 195			
	13 487	5 308	5 717	11 234
Current assets				
Cash and cash equivalents	1 540	911		420
Intercompany loan – Kumba Resources		2 769	1 677	
Other	4 013	2 943	3 508	5 074
Total assets	19 040	11 931	10 902	16 728
EQUITY AND LIABILITIES				
Capital and reserves				
Shareholders' funds	8 085	6 897	6 176	7 140
Minority interest	3	2	2	351
Non-current liabilities				
Interest-bearing borrowings	4 534	1 051	1 051	1 887
Non-current provisions	943	847	911	1 309
Deferred taxation	731	603	675	1 399
	14 296	9 400	8 815	12 086
Current liabilities				
Interest-bearing borrowings	1 519	601	132	2 257
Other	3 225	1 930	1 955	2 385
Total equity and liabilities	19 040	11 931	10 902	16 728
Net debt (note 5)	2 318	741	1 183	3 724
Net worth per share (cents)	2 769	2 673	2 271	2 625
Capital expenditure				
– incurred	271	382	901	2 198
– contracted	298	236	85	378
– authorised but not contracted	769	379	412	805
Operating lease commitment	63	58	77	227
Contingent liabilities				
– Saldanha Steel (loan guarantees)		1 716	1 658	1 658
– other	290	310	218	247

GROUP STATEMENT OF CHANGES IN EQUITY

	Six months ended 31 December 2001 Unaudited Rm	Year ended 30 June 2001 Audited Iscor including Mining Operations Rm
Shareholders' funds at beginning of period	7 140	7 966
Changes in share capital and premium		
– issue of shares	325	139
– unbundling costs	(54)	(65)
Changes in non-distributable reserves		
– unbundling	(597)	
– revaluation of mineral rights	790	
– realised sale of mineral rights	(621)	
– revaluation transferred to retained income	(169)	
– currency translation differences	93	81
– financial instruments movements	(158)	(34)
– changes in attributable reserves of associated companies and joint ventures	224	(222)
– transfer of equity accounted earnings	33	145
– transfer of insurance reserve	1	6
– surplus on Saldanha Steel acquisition	2 498	
Changes in retained income		
– unbundling	(502)	
– net profit/(loss) for the period	382	(725)
– transfer of equity accounted earnings	(33)	(145)
– transfer of insurance reserve	(1)	(6)
– transfer of revaluation reserve	169	
– revaluation transferred to retained income	621	
– distribution in specie for unbundling	(2 056)	
Shareholders' funds at end of period	8 085	7 140

Exceptional items				
– surplus on sale of residential properties	21	25	49	49
– surplus/(loss) on sale of investment	363			(9)
– restructuring costs	(156)		(31)	(31)
– increase in the provision for discontinuing operations			(47)	(47)
– surplus on 40% sale of the heavy minerals project				81
	228	25	(29)	43
Note 3				
Profit/(loss) before taxation is arrived at after				
– depreciation	(289)	(256)	(496)	(836)
– financing costs	(240)	(132)	(257)	(627)
– interest received	93	35	69	168
– dividends received				33
Note 4				
Investments in associates and joint ventures				
Listed investments				
– market value				1 049
Unlisted investments				
– directors' valuation	479	303	301	358
Note 5				
Net debt				
Interest-bearing borrowings				
– non-current	4 534	1 051	1 051	1 887
– current	1 519	601	132	2 257
Cash and cash equivalents	(1 540)	(911)		(420)
Derivative instruments against interest-bearing borrowings	(2 195)			
	2 318	741	1 183	3 724

Additional notes to the interim financial statements

1. The interim financial statements are prepared in accordance with International Accounting Standard 34 on Interim Financial Reporting and should be read in conjunction with the 2001 annual financial statements. The accounting policies adopted are consistent with those applied in the previous year except for the accounting policy for the valuation of mineral rights which was changed to accommodate the capital structure of the unbundling transaction between Iscor and Kumba Resources Limited. The mineral rights comprising the 6,25 million tons of iron ore per annum from Kumba Resources Limited were valued at R169 million and will be amortised over 25 years. The comparative figures have not been adjusted.
2. During the period the company and its subsidiaries, in the ordinary course of business, entered into various sale and purchase transactions with joint ventures. These transactions occurred under terms that are no less favourable than those arranged with third parties.
3. Net debt increased by R1 135 million over the last six months, mainly as a result of taking over Saldanha Steel's loans amounting to R2 923 million at the hedged value. The company has pledged its debtors and its rights to the 6,25 million tons of Sishen iron ore to a consortium of banks as security. The after-tax effect of the increased borrowings on headline earnings amounted to approximately 10 cents per share.
4. The income tax expense is based on the best estimate of the weighted average annual income tax rate expected for the full financial year.
5. With effect 1 July 2001 the mining operations of Iscor were unbundled into Kumba Resources and its subsidiaries.To facilitate comparison, pro forma figures for Iscor excluding mining operations have also been disclosed.
6. Since becoming a wholly-owned subsidiary on 28 November 2001 Saldanha Steel contributed revenues of R245 million and net operating profit of R75 million (including the iron ore procurement benefit) to the Group. Included in the income from equity accounted investments is a loss of R288 million for Saldanha Steel for the period 1 July 2001 to 27 November 2001.

PHYSICAL INFORMATION

	Three months ended 31 December 2001 Unaudited '000 tons	Three months ended 30 September 2001 Unaudited '000 tons	Six months ended 31 December 2001 Unaudited '000 tons	Six months ended 31 December 2000 Unaudited '000 tons	Year ended 30 June 2001 Unaudited '000 tons
FLAT STEEL PRODUCTS					
VANDERBIJLPARK					
Liquid steel production	881	930	1 811	1 828	3 541
Sales					
– Local	542	462	1 004	913	1 794
– Export	202	286	488	361	924
Total	744	748	1 492	1 274	2 718
Local sales as % of total sales	73	62	67	72	66
SALDANHA STEEL					
Physical results ('000 tons)					
– Hot-rolled coil production	260	238	498	425	863
– Sales	254	201	455	399	901
LONG STEEL PRODUCTS					
Liquid steel production	522	525	1 047	1 003	1 985
Sales					
– Local	233	266	499	368	774
– Export	168	202	370	443	891
Total	401	468	869	811	1 665
Local sales as % of total sales	58	57	57	45	46